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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Main Street Restaurant Group, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
560345-30-8
(CUSIP Number)
Lorraine Antioco
10592 N. 106th Place
Scottsdale, Arizona 85258
(480) 860-4429
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2003 Through May 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	560345-30-8

1	NAMES OF REPORTING PERSONS: Lorraine Antioco

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,310,548

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,310,548

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,310,548

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (See Instructions):

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed by Lorraine Antioco (the “Reporting Person”).
     (b) The Reporting Person is an individual whose address is 10592 N. 106th Place, Scottsdale, Arizona 85258.
     (c) The Reporting Person is not currently employed.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Considerations
     The shares of Common Stock and options to purchase shares of Common Stock held by the Reporting Person were acquired on November 21, 2003 pursuant to the terms of a Marital Settlement Agreement dated November 21, 2003 between the Reporting Person and John F. Antioco, Chairman of the Board of the Issuer (the “Marital Settlement Agreement”).
Item 4. Purpose of Transaction
     The shares of Common Stock and options to purchase shares of Common Stock were acquired by the Reporting Person on November 21, 2003 pursuant to the terms of the Marital Settlement Agreement. See also Item 6 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is currently the beneficial owner of 1,101,798 shares of Common Stock and currently exercisable options to purchase an aggregate of 208,750 shares of Common Stock, or approximately 7.5% of the issued and outstanding Common Stock of the Issuer based on 17,230,176 shares outstanding as of May 12, 2006, as reported in the Merger Agreement described below in Item 6.
     (b) The Reporting Person has shared voting power with respect to all of the shares of Common Stock and options to purchase Common Stock beneficially owned by the Reporting Person, as described in Item 6 below. The Reporting Person has sole power to dispose of all of the shares of Common Stock and options to purchase Common Stock beneficially owned by the Reporting Person.
     (c) No transactions in Common Stock were effected during the past 60 days by the Reporting Person.

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Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     Pursuant to the terms of the Marital Settlement Agreement, the Reporting Person agreed to vote her shares of Common Stock consistently with Mr. Antioco after notice from Mr. Antioco.
     On May 19, 2006, the Reporting Person entered into a Stock Tender and Voting Agreement (the “Tender and Voting Agreement”) with Briad Main Street, Inc., a Nevada corporation (“Parent”), and Main Street Acquisition Corporation, a Delaware corporation (“Purchaser”), relating to the proposed acquisition of the Issuer by Parent and Purchaser pursuant to that certain Agreement and Plan of Merger, dated as of May 19, 2006, among the Issuer, Parent, and Purchaser (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to acquire all issued and outstanding shares of Issuer and, following the successful completion of the Offer, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). If all the conditions to the Offer are met other than the condition that at least 90% of the outstanding shares of Issuer common stock have been validly tendered and not withdrawn (the “Minimum Condition”) and Parent and Purchaser do not elect to waive the Minimum Condition, then Parent and Purchaser shall terminate the Offer and the Issuer will call a stockholders meeting and submit the Merger to a vote of the Issuer stockholders, which will be on the same terms as the Offer.
     Pursuant to the Tender and Voting Agreement, the Reporting Person has agreed to tender the Shares within ten calendar days of the commencement of the Offer and not to withdraw such tender, provided the Offer is not amended in a manner prohibited by the Merger Agreement. The Reporting Person also has agreed to vote (or cause to be voted), at any meeting of the Issuer’s stockholders during the period from the date of the Tender and Voting Agreement until termination of the Merger Agreement or consummation of the Merger (the “Voting Period”), all of the Shares (i) in favor of the Merger and adoption and approval of the Merger Agreement, the terms thereof, the transaction contemplated thereby, and any actions required or reasonably requested by Parent in furtherance thereof, (ii) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Issuer under the Merger Agreement, and (iii) against any offer or proposal from any person relating to the direct or indirect acquisition of the Issuer other than the Merger and against any proposed action or transaction that could reasonably be expected to impede, frustrate, nullify, prevent, or materially delay consummation of the Merger or is otherwise in any material respect inconsistent therewith. The Reporting Person also granted Purchaser an irrevocable proxy to vote the Shares during the Voting Period. The Reporting Person also has agreed not to transfer or otherwise dispose of the Shares or grant any other proxies, enter into any other voting agreements with respect to the Shares, or enter into any agreement with respect to the Shares that would violate the Reporting Person’s voting agreement under the Tender and Voting Agreement. The Reporting Person also has granted Parent an option to purchase the Shares at the same price as the Merger Price (as defined in the Merger Agreement) if the Reporting Person breaches its obligations to tender and vote the shares under the Tender and Voting Agreement. The Tender and Voting Agreement terminates on the earlier to occur of (i) the termination of the Merger Agreement or (ii) the consummation of the Merger.
     The description of the Tender and Voting Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Stock Tender and Voting Agreement dated as of May 19, 2006 among the Reporting Person, Briad Main Street, Inc., and Main Street Acquisition Corporation.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2006

/s/ Lorraine Antioco
Lorraine Antioco

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